Exhibit 2.1

CONFIDENTIAL

ASSET PURCHASE AGREEMENT

Among

UNION BIOMETRICA, INC., as SELLER

and

HARVARD BIOSCIENCE, INC., as PARENT

and

UBIO ACQUISITION COMPANY, as PURCHASER

Dated as of September 30, 2008

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

SECTION 4.01 Organization and Authority of the Purchaser	17
SECTION 4.02 No Conflict	18
SECTION 4.03 Governmental Consents and Approvals	18
SECTION 4.04 Litigation	18
SECTION 4.05 Brokers	19
SECTION 4.06 Independent Investigation	19

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Access to Information	19
SECTION 5.02 Confidentiality	20
SECTION 5.03 Further Action	20
SECTION 5.04 Non-Competition; Non-Solicitation	20
SECTION 5.05 Sublease from Parent	21
SECTION 5.06 Security Agreement.	21
SECTION 5.07 Intercreditor Arrangement	22
SECTION 5.08 Survival of Covenants.	22
SECTION 5.09 Covenant Regarding Debt and Equity Financing.	22
SECTION 5.10 Covenant Regarding the Capital Increase Funds	22

ARTICLE VI

TAXES

SECTION 6.01 Taxes.	23
SECTION 6.02 Reimbursement.	23
SECTION 6.03 Cooperation.	24
SECTION 6.04 Perpetuity.	24

ARTICLE VII

EMPLOYEE MATTERS

SECTION 7.01 Offer of Employment; Continuation of Benefits.	24

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Obligations of the Seller and Parent.	26
SECTION 8.02 Conditions to Obligations of the Purchaser.	27

ii

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THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into and effective as of September 30, 2008, by and among Union Biometrica, Inc., a Delaware corporation (the “Seller”), Harvard Bioscience, Inc., a Delaware corporation (“Parent”), and UBIO Acquisition Company, a Delaware corporation (the “Purchaser”).

RECITALS

The Seller and Union Biometrica GmbH, a company with limited liability incorporated under the Laws of the Federal Republic of Germany, registered with the commercial register of the local court of Bad Homburg v.d. Hoehe HRB 9404 (“Biometrica FRG”), are engaged in the business of developing, manufacturing, marketing and selling large scientific instruments (the “Business”).

Parent is the sole stockholder of the Seller and Biometrica FRG is a wholly owned subsidiary of the Seller.

The Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, substantially all of the Seller’s assets used in connection with the Business and all of the shares in Biometrica FRG, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller, Parent and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the Bill of Sale, IP Assignment Instruments, Security Agreement, Sublease, Transition Services Agreement, Bogan Side Letter, Strack Side Letter, Strack Termination Agreement and any agreements (including the German Transfer Agreement) required under German law to convey good and marketable title to the Purchaser or any Affiliate of the Purchaser.

“Assets” means (i) the Biometrica FRG Share, and (ii) all of the assets and properties used in connection with or related to the Business, whether tangible or intangible, wherever situated, owned by the Seller or in which the Seller has any right, title or interest, other than the Excluded Assets, including, without limitation, the following:

(a) All furniture, fixtures, other fixed assets, equipment, machinery, office and other equipment and vehicles used in connection with or related to the Business;

(b) The trade and business names (including any assumed names) of the Seller (but specifically excluding Parent’s trade, business and assumed names), goodwill and all other intangible assets associated with the Business;

(c) The Intellectual Property;

(d) All Records; which Records specifically exclude all records relating to any Excluded Asset or any Excluded Liability;

(e) The Contracts (including but not limited to those set forth on the Disclosure Schedule);

(f) All of the interest of and the rights and benefits accruing to Seller as lessee or sublessee under (i) the leases for each of the Leased Real Properties and all improvements to and buildings thereon including without limitation those described in Section 1.01 of the Disclosure Schedule, and (ii) all leases or rental agreements covering machinery, equipment, tools, supplies, furniture and fixtures, automobiles and trucks and other fixed assets, including without limitation those described in Section 1.01 of the Disclosure Schedule;

(g) All licenses and permits held by the Seller in connection with the Business as of immediately prior to the Closing Date;

(h) All inventories of the Seller relating to the Business, regardless of nature or kind as of immediately prior to the Closing Date;

(i) All trade accounts receivable of the Seller arising from sales of inventory in the ordinary course of business;

(j) the Required Working Capital;

(k) The phone numbers, website and email relating to Seller, as more particularly set forth on Section 1.01 of the Disclosure Schedule; and

(l) All prepaid rentals and unbilled charges and deposits relating to the operations of the Seller.

“Assumed Liabilities” means any and all obligations and liabilities of the Seller of every nature to the extent arising out of or relating to, directly or indirectly:

(a) The sale and delivery of products not shipped prior to the Closing under the Contracts that were accepted or made prior to the Closing Date;

(b) The Contracts (including but not limited to those set forth on the Disclosure Schedule) or purchase orders and commitments included in the Contracts;

(c) All trade payables of the Seller incurred prior to the Closing in the ordinary course of business consistent with past practices of the Seller;

(d) The leases or subleases for each of the Leased Real Properties (other than any lease to which Biometrica FRG is a party, as to which Biometrica FRG shall remain the obligated party) and all leases or rental agreements of the Seller covering machinery, equipment, tools, supplies, furniture and fixtures, automobiles and trucks and other fixed assets, including without limitation those described in Section 1.01 of the Disclosure Schedule;

(e) Obligations to Transferred Employees to the extent set forth in Article VII of this Agreement, together with any Taxes imposed on or required to be withheld from the payment of such obligations;

(f) All Litigation and Claims made or commenced on or after the Closing Date resulting from actual or alleged harm, injury or damage to persons, property or business by any Product occurring on or after the Closing Date;

(g) Except with respect to Excluded Liabilities, all Litigation, Claims and Governmental Orders relating to the Business entered or instituted against the Seller or Parent (relating to its ownership of the Seller) after the Closing Date arising out of or relating to facts and circumstances occurring on or after the Closing Date;

(h) Any and all express or implied warranties of any Seller relating to the Business, including obligations to repair, replace, rework or to make refunds of amounts paid for Products sold, shipped or distributed, both prior to and on or after the Closing Date;

(i) The recall, notification, retrofit or other post-manufacture remedial or corrective actions relating to Products sold, shipped or distributed both prior to and on or after the Closing Date; and

(j) Except as otherwise provided herein, all other liabilities and obligations not included in subsections (a) through (i) above (except for obligations or liabilities for Litigation, Claim and Governmental Orders that occur, or that arise out of or relate to facts and circumstances occurring prior to the Closing Date) reflected on the Seller’s unaudited interim financial statements or incurred in the ordinary course of Business consistent with past practices of the Seller since the date of the unaudited interim financial statements, other than the Excluded Liabilities.

“Biometrica FRG Share” means the one (1) registered share, fully paid up and representing all of the capital of Biometrica FRG, which is being sold by the Seller to the Purchaser under this Agreement.

“Bogan Side Letter” means that letter agreement between the Purchaser and Chris Bogan, and acknowledged by the Seller and Parent, effective as of the Closing Date.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Boston, Massachusetts.

“Claim” means a claim, proceeding or other matter that may give rise to a Loss.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any written or oral agreement, arrangement, commitment, contract, purchase order, indenture, instrument, lease, license, extended warranty or service contract or other obligation of any kind or character, or other obligation that is binding on the Seller or its capital stock, properties or business as of the Closing Date, and that relates to the Business.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, other than any licenses of Intellectual Property.

“Excluded Assets” means:

(a) Seller’s cash, cash equivalents and short-term investments on hand or on deposit as of the Closing Dates, other than the Required Working Capital, as well as any shares of stock of third parties owned by Seller and Parent, including but not limited to shares of stock of (i) Seller and (ii) any direct or indirect subsidiary of Seller other than Biometrica FRG;

(b) All bank accounts of the Seller, all minute books and related records and stock transfer legends of the Seller, all Tax Returns of the Seller and all personnel records and other records that the Seller is required by Law to retain in its possession but excluding those relating to Biometrica FRG;

(c) The MK accounting system and any system used by Parent for financial reporting and consolidation purposes;

(d) All properties and assets of Parent and its Affiliates (other than Seller) that are not used or held for use by Seller in connection with, or which were not otherwise necessary to the operation on the Closing Date of, the Business;

(e) Rights to or claims for refunds, overpayments or rebates of Taxes and other governmental charges for periods (or, in the case of a period that includes but does not end on the Closing Date, the portion thereof) ending on or prior to the Closing Date, prepaid income Taxes and the benefit of net operating loss carryforwards, carrybacks or other Tax attributes of the Seller;

(f) All insurance policies and the Seller’s rights, title and interest in, to and under such policies and all prepayments related thereto;

(g) Except as set forth in Article VII, all rights of the Seller and the Parent with respect to, and all assets under, all Plans;

(h) All rights, recoveries, refunds, counterclaims, rights of set-off and claims (known or unknown, matured or unmatured, accrued or contingent), against third parties, including warranty and other contract claims (express, implied or otherwise) to the extent related to the Excluded Assets or Excluded Liabilities;

(i) All receivables owed to the Seller by any of its Affiliates (including Parent) and other intercompany accounts and the full benefit of all security for such accounts and rights to payment;

(j) Any right to use Parent’s name, including any assumed names, trade and business names;

(k) The equipment described in Section 1.01 of the Disclosure Schedule as an Excluded Asset;

(l) Any funds held in any bank account of Biometrica FRG relating to the increase in capital of Biometrica FRG as set forth in more detail on Section 1.01 of the Disclosure Schedule (the “Capital Increase Funds”); and

(m) All rights of the Seller in, to and under this Agreement and the Ancillary Agreements.

“Excluded Liabilities” means the following liabilities, contracts, commitments and other obligations of the Seller or Parent:

(a) The Seller’s and Parent’s obligations and any liabilities arising under this Agreement or under any Contract, lease or rental agreement relating to any Excluded Assets;

(b) The Seller’s and Parent’s obligations for federal, state, local or foreign income tax liability (including interest and penalties) arising from the operations of the Seller up to the Closing Date or arising out of the sale by the Seller of the Assets pursuant hereto as described in Article VI, other than Taxes described in clause (e) of the definition of “Assumed Liabilities”;

(c) The Seller’s and Parent’s obligations for any transfer, sales or other taxes, fees or levies (including motor vehicle sales taxes) imposed by any state or other governmental entity on or arising out of the sale of the Assets pursuant hereto;

(d) The Seller’s and Parent’s obligations for expenses incurred in connection with the sale of the Assets pursuant hereto, including without limitation the fees and expenses of its counsel and independent auditors;

(e) Liabilities incurred or arising prior to the Closing that are not Assumed Liabilities;

(f) Any Liabilities specifically set forth on the Disclosure Schedule as an Excluded Liability; and

(g) Liabilities owed, incurred or arising between the Seller and its Affiliates (including Parent).

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“German Transfer Agreement” means the Transfer and Assignment Agreement, in the form attached hereto as Exhibit 1.01, by and between the Seller and the Purchaser as notarized before Dr. Gerhard Pilger in Frankfurt, Germany for the transfer and assignment of the Biometrica FRG Share.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other Governmental Authority.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Seller and Parent pursuant to Section 8.02 and the Purchaser pursuant to Section 8.03, as the case may be.

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how of the Seller and Biometrica FRG, (e) registrations and applications for registration of the foregoing, in each case used in connection with the operation of or related to the Business; and (f) the Seller IP Agreements.

“IRS” means the Internal Revenue Service of the United States.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” means each piece of real property leased by the Seller and Biometrica FRG, in each case, as tenant, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Seller or Biometrica FRG attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Litigation” means any action, arbitration, cause of action, claim, complaint, summons, subpoena, criminal prosecution, demand, governmental or other administrative or other proceeding, whether at law or at equity, before or by any federal, state or foreign court, tribunal, or agency or before any arbitrator.

“Losses” mean any losses, liabilities, claims, deficiencies, assessments, judgments, fines, damages, interest, penalties, costs, expenses and fees (including reasonable attorney’s fees and costs of investigation), whether or not involving a third-party claim, or damage to person, property, business or otherwise, net of any amount received with respect thereto under any insurance coverage or from any third party alleged to be responsible therefor, provided, that “Losses” shall not include any special, incidental or consequential losses or damages.

“Material Adverse Effect” means any circumstance, change in or effect on the Seller and Biometrica FRG that is materially adverse to the consolidated results of operations or the consolidated financial condition of the Seller and Biometrica FRG, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a Material Adverse Effect or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the industry in which the Seller and Biometrica FRG operate (including legal and regulatory changes and raw material price increases), (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (c) any general change in United States or foreign economic conditions or financial markets (including currency exchange rates), (d) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, (e) any reduction in the price of services or products offered by the Seller or Biometrica FRG in response to the reduction in price of comparable services or products offered by a competitor and (f) any circumstance, change or effect that results from any action taken pursuant to or in accordance with this Agreement or at the request of the Purchaser.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Seller, Biometrica FRG or Parent, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record set forth in any state, local or municipal franchise of the Seller, Biometrica FRG and Parent which do not materially interfere with the present use of the Assets and (e) all easements or rights-of-way or similar Encumbrances imposed in connection with any public utility or utility service provider.

“Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination or other contracts or agreements, to which the Seller is a party, with respect to which the Seller has any obligation or which are maintained, contributed to or sponsored by the Seller for the benefit of any current or former employee, officer or director of the Seller, and (ii) any contracts, arrangements or understandings between the Seller or any of its Affiliates and any employee of the Seller (collectively, the “Plans”).

“Product” means any product developed, manufactured, sold, shipped or distributed by the Seller or Biometrica FRG prior to the Closing Date in connection with the Business.

“Purchaser’s Knowledge” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of either or both of David Strack and Chris Bogan, in each of their capacity as an officer of Purchaser, and not in their individual capacity, prior to or as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“Records” means sales and business records, credit records of the Seller’s customers, customer lists, advertising and promotional materials and all other books and records of every kind and nature used in connection with or related to the Business as of immediately prior to the Closing Date.

“Required Working Capital” means Seven Hundred Fifty Thousand Dollars ($750,000.00) in cash, after taking into account any cash held in the account of Biometrica FRG as of the Closing Date, as set forth on Section 1.01 of the Disclosure Schedule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Intellectual Property” means all Intellectual Property owned by the Seller and Biometrica FRG that is material to the operation of the Business as conducted prior to the Closing Date.

“Seller IP Agreements” means all (a) licenses of Intellectual Property to the Seller and Biometrica FRG by third parties, and (b) licenses of Intellectual Property by the Seller and Biometrica FRG to third parties.

“Strack Side Letter” means that letter agreement between David Strack and the Purchaser, and acknowledged by the Seller and Parent, effective as of the Closing Date.

“Strack Termination Agreement” means that letter agreement between David Strack and the Seller terminating the change of control benefits under that letter agreement dated December 16, 2005.

“Tax” or “Taxes” means (i) any United States federal, state or local, or non-U.S., net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental (including taxes under Code Section 59A) tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental body; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any Tax sharing arrangement or Tax indemnity agreement.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a taxing authority with respect to Taxes.

SECTION 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Acquired Business”	Exhibit 2.07
“Agreement”	Preamble
“Arbitrator”	10.12(a)
“Backlog Limit”	Exhibit 2.07
“Biometrica FRG Employees”	7.01(b)
“Business”	Recitals
“Calculation Period”	Exhibit 2.07
“Cash Consideration”	2.02
“Closing”	2.04
“Closing Date”	2.04
“Earn-Out Period”	Exhibit 2.07
“Earn-Out Promissory Notes”	Exhibit 2.07
“Earn-Out Purchase Price”	Exhibit 2.07
“Eligible Transferred Employees”	7.1(f)
“Filing Date”	10.12(b)
“Final Revenue Amount”	Exhibit 2.07
“Parent”	Preamble
“Parent’s” 401(K) Plan	7.01(f)
“Permitted Equity Financing”	5.09
“Permitted Working Capital Debt”	Exhibit 2.07
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser Benefit Plans”	7.01(e)
“Purchaser Indemnified Party”	9.02
“Purchaser’s 401(k) Plan”	7.01(f)
“Reimbursed Party”	6.02
“Reimbursing Party”	6.02
“Restricted Business”	5.04(a)
“Revenue”	Exhibit 2.07
“Security Agreement”	Section 5.06
“Seller”	Preamble
“Seller Indemnified Party”	9.03
“Special Accountants”	Exhibit 2.07
“Step-Up Amount”	Exhibit 2.07
“Straddle Period”	6.01
“Sublease”	5.05
“Tax Contest”	6.02
“Third Party Claim”	9.05(b)
“Transferred Employee”	7.01(a)
“US Employees”	7.01(a)
“Year One Earn-Out Purchase Price”	Exhibit 2.07
“Year Two Earn-Out Purchase Price”	Exhibit 2.07
“Year Three Earn-Out Purchase Price”	Exhibit 2.07
“Year Four Earn-Out Purchase Price”	Exhibit 2.07
“Year Five Earn-Out Purchase Price”	Exhibit 2.07

SECTION 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns; and

(h) all references to past practices of the Seller shall mean the past practices of the Seller as in effect prior to the Closing Date.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01 Purchase and Sale of Assets, Biometrica FRG Share and Assumed Liabilities.

(a) The Seller agrees to and will sell, convey, transfer, assign and deliver to the Purchaser at the Closing, free and clear of any Encumbrances (except for Permitted Encumbrances and the Assumed Liabilities), on the terms and subject to the conditions set forth in this Agreement, all of the Assets owned by Seller, wherever located, and all of the Assumed Liabilities as they shall exist at the Closing Date. The Purchaser agrees to, and will at the Closing, purchase the Assets and assume and agree to pay, discharge and perform when lawfully due, the Assumed Liabilities of the Seller, as the same shall exist at the Closing Date, provided that any assumption of any Liability by Purchaser’s Affiliates shall not relieve Purchaser or its obligations under this Agreement to pay, discharge and perform when lawfully due, such Assumed Liabilities. Anything to the contrary in this Section 2.01 or any other provisions of this Agreement notwithstanding, the Assumed Liabilities shall not include the Excluded Liabilities.

(b) The Seller hereby sells (schuldrechtliches Verpflichtungsgeschäft) the Biometrica FRG Share to the Purchaser, free and clear of any Encumbrances, on the terms and subject to the conditions set forth in this Agreement and will transfer and assign (dingliches Verfügungsgeschäft) the Biometrica FRG Share to the Purchaser by way of notarization of the German Transfer Agreement. The Purchaser hereby buys from the Seller the Biometrica FRG Share, free and clear of any Encumbrances, on the terms and subject to the conditions set forth in this Agreement and accepts the transfer and assignment of the Biometrica FRG Share upon the notarization of the German Transfer Agreement.

SECTION 2.02 Purchase Price and Payment. As consideration for the Assets (the “Purchase Price”), the Purchaser agrees, subject to the terms, conditions and limitations set forth in this Agreement, to pay to or for the account of the Seller, in the manner specified below, an amount in cash equal to One Dollar ($1.00) (the “Cash Consideration”), to assume and be responsible for, to the extent provided in Section 2.01 hereof, the Assumed Liabilities as they exist at the Closing Date and to pay the amounts described in Section 2.07. The Purchaser shall pay the Cash Consideration to the Seller at the Closing by delivery of immediately available funds.

SECTION 2.03 Allocation of the Purchase Price among the Assets. The Purchase Price shall be allocated among each item or category of the Assets as specifically set forth in or determined pursuant to Section 2.03 of the Disclosure Schedule. The Seller and the Purchaser agree that they will prepare and file IRS Form 8594 and all federal and any state or local income tax returns based on such allocation of the Purchase Price and shall not take any position inconsistent with such allocation. The Seller and the Purchaser agree that they will prepare and file any notices or other filings required pursuant to Section 1060 of the Code, and that any such notices or filings will be prepared based on such allocation of the Purchase Price.

SECTION 2.04 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Assets contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Jaffe, Raitt, Heuer & Weiss, P.C., 27777 Franklin Road, Suite 2500, Southfield, Michigan or such other place as the Seller and the Purchaser shall agree, effective as of 5:59 PM on September 30, 2008 (the “Closing Date”).

SECTION 2.05 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) such deeds, bills of sale, endorsements, assignments and other instruments, in such form as in each case is reasonably satisfactory to the Purchaser, as shall be sufficient to vest in the Purchaser good and marketable title to the Assets, free and clear of any Encumbrances (except for any Permitted Encumbrances and the Assumed Liabilities);

(b) executed counterparts of each Ancillary Agreement to which the Seller is a party;

(c) a receipt for the Purchase Price paid at Closing; and

(d) a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 8.02(a).

SECTION 2.06 Closing Deliveries by the Purchaser.

(a) At the Closing, the Purchaser shall deliver:

(i) To Parent, on behalf of and as directed by the Seller, the Cash Consideration in immediately available funds;

(ii) to the Seller, executed counterparts of each Ancillary Agreement to which the Purchaser is a party;

(iii) to the Seller, instruments, in such form as in each case is satisfactory to the Seller, as shall be sufficient to effect the assumption by the Purchaser of the Assumed Liabilities; and

(iv) to the Seller, a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 8.01(a).

SECTION 2.07 Earn-Out. Purchaser shall pay the Seller additional consideration for the Assets based on revenue earned during the Earn-Out Period. The calculation of the Earn-Out Purchase Price, the determination of the Earn-Out Period, the related definitions and procedures are set forth in the attached Exhibit 2.07, which Exhibit 2.07 shall be treated as if it were Section 2.07 of this Agreement.

SECTION 2.08 Third Parties’ Consent. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any license, certificate, approval, authorization, agreement, contract, lease, easement and other instruments, or any benefit arising thereunder or resulting therefrom, if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the rights of the Seller thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights of the Seller or Parent thereunder so that Purchaser or any of the Purchaser’s Affiliates, as applicable, would not in fact receive all such rights, the Seller and Parent will cooperate with the Purchaser or any of the Purchaser’s Affiliates, as applicable, in any arrangement designed to provide for the Purchaser or any of the Purchaser’s Affiliates, as applicable, the benefits under any such license, certificate, approval, authorization, agreement, contract, lease, easement and other instruments, including without limitation, enforcement for the benefit of Purchaser or any of the Purchaser’s Affiliates, as applicable, of any and all rights of Seller and Parent against a third party thereto arising out of the breach or cancellation by such third party. Any transfer or assignment to Purchaser or any of the Purchaser’s Affiliates as applicable, of any license, certificate, approval, authorization, agreement, contract, lease, easement or other instrument which shall require the consent or approval of any third party shall be made subject to such consent or approval being obtained. Notwithstanding the failure of a third party to consent to any such assignment, if the Purchaser or any of the Purchaser’s Affiliates receives any payment, use of property or other benefit under any such license, certificate, approval, authorization, agreement, contract, lease, easement or other instrument, the Purchaser or any of the Purchaser’s Affiliates shall assume and discharge any and all liabilities and obligations of the Seller and Parent under any such license, certificate, approval, authorization, agreement, contract, lease, easement or other instrument.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

REGARDING THE SELLER AND PARENT

The Seller and Parent hereby jointly and severally represent and warrant to the Purchaser, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows, subject to such information as is disclosed in the Disclosure Schedule:

SECTION 3.01 Organization, Authority and Qualification of the Seller, Biometrica FRG and Parent.

(a) The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Biometrica FRG is a company with limited liability duly (Gesellschaft mit beschränkter Haftung) organized validly existing under the Laws of the Federal Republic of Germany. Each of the Seller and Biometrica FRG is qualified and in good standing (where applicable) as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted by it requires such qualification, except where any failure to be so qualified or be in good standing would not individually or in the aggregate be reasonably likely to have a Material Adverse Effect. Each of the Seller and Biometrica FRG has all requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate its properties relating to the Business and to carry on the Business as it is currently being conducted, except where any failure to have such power and authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(b) Each of the Seller and Parent has all requisite corporate or limited liability company power and authority, as applicable, and has taken all corporate or limited liability company action, as applicable, necessary to, execute and deliver this Agreement and Ancillary Agreements (to the extent each is a party thereto), consummate the transactions contemplated hereby and thereby and their respective obligations hereunder and thereunder. The execution and delivery by each of the Seller and Parent of this Agreement and the Ancillary Agreements (to the extent each is a party thereto) and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or limited liability company action, as applicable, of such party.

(c) This Agreement has been duly and validly executed and delivered by each of the Seller and Parent and, assuming the due and valid authorization, execution and delivery by the Purchaser, constitutes a valid and binding agreement of each of the Seller and Parent, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity or equitable remedies available in the discretion of a court.

(d) Each Ancillary Agreement, when executed and delivered to Purchaser, will be duly and validly executed and delivered by each of the Seller and Parent (to the extent each is a party thereto) and, assuming the due and valid authorization, execution and delivery by Purchaser, will constitute a valid and binding agreement of each of the Seller and Parent (to the extent each is a party thereto), enforceable against such parties in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity or equitable remedies available in the discretion of a court.

SECTION 3.02 Title to Assets; Title to Biometrica FRG Share.

(a) The Seller has and will convey to the Purchaser at the Closing good title to the Assets free and clear of any Encumbrances (except for any Permitted Encumbrances and the Assumed Liabilities). There is no material Asset necessary for the continued operation of the Business after the Closing in substantially the same manner as conducted by the Seller prior to the Closing Date which will not be transferred to Purchaser at the Closing.

(b) Biometrica FRG is duly incorporated and validly existing under the Law of the Federal Republic of Germany. The Seller has full and exclusive ownership of the Biometrica FRG Shares. The Biometrica FRG Share is free and clear of all pledges, security interest and usufructs (“usufruct”). There are no outstanding options, warrants, purchase rights, subscription rights, conversion rights or other rights of any kind (preemptive or otherwise) to acquire any additional shares of capital stock of Biometrica FRG or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is Biometrica FRG committed to issue, sell or otherwise cause to become outstanding any such option, warrant, right or security. The Biometrica FRG Share has been duly and validly issued in compliance with the Law of the Federal Republic of Germany and is fully paid up. No resolution has been passed or meeting convened for the winding up (or other process whereby the Business of Biometrica FRG is terminated and its assets are distributed among the creditors and/or shareholders) of Biometrica FRG and there are no proceedings under any applicable insolvency, reorganization or similar Laws in any jurisdiction concerning Biometrica FRG. The Biometrica FRG Share shall be sold together with all rights attaching thereto, including the right to the full amount of all dividends which might be allocated to the Biometrica FRG Share in respect of the current financial year (which started on January 1, 2008). The Biometrica FRG Share is not certificated.

SECTION 3.03 No Conflict. Except as disclosed on Section 3.03 of the Disclosure Schedule, neither the execution and delivery of this Agreement and the Ancillary Agreements nor the consummation by the Seller or Parent of the transactions contemplated hereby and thereby do or will (a) violate, conflict with or result in the breach of the certificate or articles of incorporation, formation or organization, bylaws or operating agreement (or similar organizational documents) of the Seller or Parent, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or Parent or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Seller or Parent is a party, except, in the case of clauses (b) and (c), as would not otherwise have a Material Adverse Effect.

SECTION 3.04 Governmental Consents and Approvals. Except as disclosed in Section 3.04 of the Disclosure Schedule, none of the execution or delivery of this Agreement and the Ancillary Agreements by the Seller and Parent (to the extent each is a party thereto) nor the consummation of the transactions contemplated hereby and thereby will require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Seller or Parent of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 3.05 Intellectual Property. Section 3.05 of the Disclosure Schedule sets forth a true and complete list, including title and number, of all patents and patent applications, registered trademarks and trademark applications, and registered copyrights and copyright applications included in the Seller Intellectual Property, and all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications licensed to or by the Seller and Biometrica FRG included in the Seller Intellectual Property.

SECTION 3.06 Real Property. The Seller and Biometrica FRG own no real property. Section 3.06 of the Disclosure Schedule lists the street address and the identity of the lessor, lessee and current occupant (if different from lessee) of each parcel of Leased Real Property. The Seller has made available to the Purchaser, true and complete copies of the leases, subleases, licenses or assignment agreements and any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date of this Agreement relating to the Leased Real Property.

SECTION 3.07 Taxes. Except for matters that would not cause a Material Adverse Effect on the Seller, Biometrica FRG or Parent or except as set forth on Section 3.07 of the Disclosure Schedule: (a) all Tax Returns required to have been filed by or with respect to the Seller and Biometrica FRG have been timely filed (taking into account any extension of time to file granted or obtained); (b) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid; and (c) no deficiency for any Tax has been asserted or assessed by a Governmental Authority in writing against the Seller or Biometrica FRG that has not been satisfied by payment, settled or withdrawn. None of the Assets are subject to any lien for any unpaid taxes except for liens for any property or similar taxes not yet due and payable.

SECTION 3.08 Brokers. Except for Parent’s arrangement with EuroConsult, Inc., which shall be the sole obligation of Seller and Parent, neither the Seller, Biometrica FRG nor Parent has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the consummation of the transactions contemplated in this Agreement or the Ancillary Agreements.

SECTION 3.09 Disclaimer of the Seller. (a) Except as set forth in this Article III, none of the Seller, Biometrica FRG or Parent or any of their respective members, managers, employees or representatives make or have made any other representation or warranty, express or implied, at law or in equity, in respect of the Seller, Biometrica FRG, Parent, the Assets or the Business, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner or (iii) the probable success or profitability of the Business after the Closing and (b) other than the indemnification obligations of the Seller and Parent set forth in Article IX, none of the Seller, Biometrica FRG or Parent, or any of their respective shareholders, directors, officers, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other person resulting from the distribution to the Purchaser, its affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, documents or material made available to the Purchaser, whether orally or in writing, in certain “data rooms”, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement. Any such other representation or warranty is hereby expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller and Parent as follows:

SECTION 4.01 Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller and Parent, as applicable) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of each of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law). The Purchaser does not have any subsidiaries.

SECTION 4.02 No Conflict. The execution, delivery and performance by each of the Purchaser or its other Affiliates of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser or Purchaser’s other Affiliates, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or their respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not prevent or materially delay the consummation by the Purchaser or Purchaser’s other Affiliates of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.03 Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser or any of Purchaser’s Affiliates is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser or Purchaser’s Affiliates of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.04 Litigation. As of the date of this Agreement, to Purchaser’s Knowledge, there is no Action by or against Purchaser or any of its Affiliates pending before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

SECTION 4.06 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Seller, Biometrica FRG and the Business, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives. The Purchaser acknowledges that certain of its principals were members of management or key employees of the Seller. The Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Business for such purpose. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller, Biometrica FRG or Parent or their respective shareholders, directors, officers, employees or representatives (except the specific representations and warranties of the Seller, Parent, or any of them, as the case may be, set forth in Article III hereof and the Disclosure Schedules). The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties made in Article III, none of the Seller, Biometrica FRG or Parent, or any of their respective Affiliates, shareholders, directors, officers, employees or representatives make or have made any representation or warranty, express or implied, at Law or in equity, with respect to the Seller, Biometrica FRG, the Business or the Assets, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner or (iii) the probable success or profitability of the Business after the Closing and (b) other than the indemnification obligations of the Seller and Parent set forth in Article IX, none of the Seller, Biometrica FRG, Parent, their Affiliates, or any of their respective shareholders, officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to the Purchaser, its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, including any information, documents or material made available to the Purchaser, whether orally or in writing, in certain “data rooms”, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Access to Information. Subject to Section 5.02 below, in order to facilitate the resolution of any claims made against or incurred by any party hereto relating to the Business, for a period of seven years after the Closing, each party hereto or the relevant Affiliate of such party shall (i) retain the books and records relating to the Business and the Seller relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the employees, agents and representatives of each other party reasonable access (including the right to make, at the requesting party’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the requesting party shall notify the other party or parties at least 30 days in advance of destroying any such books and records following the seventh anniversary of the Closing in order to provide such other party or parties the opportunity to access such books and records in accordance with this Section 5.01. Notwithstanding anything to the contrary contained in this Section 5.01, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 5.01 shall be subject to applicable rules relating to discovery.

SECTION 5.02 Confidentiality. No party may disclose the terms and conditions of this Agreement or the Ancillary Agreements (other than the Transition Services Agreement) to any third party (other than such party’s legal and financial representatives who have a need to know such terms in connection with the purposes hereof) without the prior consent of the other party hereto (which shall be the Parent, in case Purchaser seeks such consent), unless obligated by applicable law, or if upon the advice of Parent’s counsel, such disclosure is required under applicable securities laws.

SECTION 5.03 Further Action. From and after the Closing Date, the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Purchaser shall cooperate with Parent and its advisors in connection with any filings to be made by Parent or its affiliates, including, without limitation, filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or pursuant to state securities laws, and shall furnish all information required in connection therewith, including any applicable consents.

SECTION 5.04 Non-Competition; Non-Solicitation.

(a) For a period of five (5) years after the Closing, the Seller and Parent shall not engage, directly or indirectly, in the Restricted Business (as defined below) or, without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, operate, or control any Person that is engaged in the business of making or selling any product made or sold by the Seller or Biometrica FRG during the twelve (12) month period prior to the Closing Date (the “Restricted Business”); provided, however, that Parent shall continue to have the right to sell any product made or sold by Parent, or any of its subsidiaries other than the Seller and Biometrica FRG, during the twelve (12) month period prior to the Closing Date.

(b) The restrictions set forth in Section 5.04(a) shall not be construed to prohibit or restrict the Seller or Parent in the case of clauses (i) and (ii) below or restrict Parent in the case of clause (iii) below from:

(i) acquiring any business engaged in the Restricted Business, as long as the percentage of revenues of such business attributable to the Restricted Business during the preceding fiscal year represents less than 10% of such business’s total revenues during such period (based on such business’s latest financial statements);

(ii) owning securities having no more than five percent (5%) of the outstanding voting power of any Person engaged in the Restricted Business which are listed on any national securities exchange as long as the Seller or Parent, as applicable, has no other connection or relationship with such competitor; or

(iii) being acquired (whether by merger, consolidation, sale of stock, sale of assets or otherwise) by a Person engaging in the Restricted Business. In addition, any such Person’s continuation of its business in the Restricted Business (whether separate or as part of a combined business with Parent) shall not be subject to and shall not violate Section 5.04(a).

(c) The Seller and Parent agree with the Purchaser that, for a period of five (5) years after the Closing, neither the Seller nor Parent will induce or attempt to induce any officers or employees of the Purchaser to leave the employ of the Purchaser or violate the terms of their contracts, or any employment arrangements, with the Purchaser; provided, however, that the foregoing will not prohibit the Seller or Parent from (i) making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms to engage in searches that are not targeted or focused on the employees of the Purchaser, (ii) employing any person who contacts the Seller or Parent on his or her own initiative or (iii) hiring any person whose employment has been terminated by the Purchaser.

(d) The Seller and Parent agree that to the extent that their names or their Affiliates names contain the name “Union Biometrica”, they shall change or cause their Affiliates to change, their names to another name that is not similar to, or conflicting with, “Union Biometrica”, within twenty (20) days after the Closing Date and shall not use the name for commercial purposes thereafter. Notwithstanding anything to the contrary, Parent shall be permitted to use such name for purposes of complying with its reporting requirements pursuant to applicable securities laws.

SECTION 5.05 Sublease from Parent. At the Closing the Purchaser shall sublease from Parent certain space in Parent’s Holliston, Massachusetts facility, as more fully set forth in a sublease agreement substantially in the form attached hereto as Exhibit 5.05 (the “Sublease”). The terms of the sublease will permit Parent access to loading docks within the subleased space, as more particularly described in the Sublease.

SECTION 5.06 Security Agreement. At the Closing, Purchaser and Purchaser’s Affiliates, if any, shall enter into a security agreement with Parent in the form attached hereto as Exhibit 5.06 (the “Security Agreement”), providing Parent with a security interest in all of the tangible and intangible assets of Purchaser and its U.S. subsidiaries, including without limitation, all cash, cash equivalents, accounts receivable, all tangible assets, intangible assets, intellectual property, real property and the capital stock of each foreign subsidiary (limited to 66% of the capital stock of any foreign subsidiary of Purchaser to the extent that a pledge of a greater percentage could reasonably be expected to result in adverse U.S. federal income tax consequences to Purchaser or its subsidiaries), to secure the obligations of Purchaser arising under this Agreement (including but not limited to the Earn-Out and the Earn-Out Promissory Notes), the Strack Side Letter and the Bogan Side Letter. The Security Agreement shall include a negative pledge such that Purchaser and any of its Affiliates may not, without Parent’s consent, sell, convey or otherwise dispose of any of their tangible or intangible assets or any interest therein, or create, incur, or permit to exist any pledge, mortgage, lien, charge, encumbrance or any security interest on such tangible or intangible assets (subject to certain exceptions as set forth in the Security Agreement).

SECTION 5.07 Intercreditor Arrangement. Purchaser and Parent covenant and agree to work in good faith with Purchaser’s working capital lender providing the Permitted Working Capital Debt to negotiate and at the time of the closing of the Permitted Working Capital Debt Purchaser agrees to enter into a mutually satisfactory intercreditor agreement with terms and conditions reasonable and customary in the market and substantially in the form attached hereto as Exhibit 5.07, to reflect the limited subordination of the Earn-Out Notes to Purchaser’s working capital facility, such that Parent’s security interest (pursuant to the Security Agreement) is subordinated only to the Permitted Working Capital Debt.

SECTION 5.08 Survival of Covenants. Purchaser, the Seller and Parent intend that the obligations under this Article V shall survive the Closing until performed.

SECTION 5.09 Covenant Regarding Debt and Equity Financing. From the Closing Date until the later of the end of the Earn-Out Period or the payment in full of the Earn-Out Purchase Price in accordance with the terms and conditions of the Earn-Out, the Purchaser shall comply fully with all terms and conditions of the Bogan Side Letter and the Strack Side Letter, including but not limited to prohibiting Purchaser from making any dividends, distributions or payments to any shareholder or Affiliate of Purchaser except as specifically set forth in the Bogan Side Letter and the Strack Side Letter, and Purchaser shall not raise equity financing that exceeds in the aggregate One Million Dollars ($1,000,000) (the “Permitted Equity Financing”) or cause or permit Purchaser to incur indebtedness in excess of the Permitted Working Capital Debt.

SECTION 5.10 Covenant Regarding the Capital Increase Funds

Purchaser covenants and agrees to take any and all action to ensure that the Capital Increase Funds are returned to Parent as soon as possible following the Closing Date, if such Capital Increase Funds have not been returned to Parent prior to the Closing Date. Purchaser acknowledges that the Capital Increase Funds are an Excluded Asset and agrees that any failure to comply with the terms of this covenant shall be a breach of this Agreement.

ARTICLE VI

TAXES

SECTION 6.01 Taxes.

(a) The Seller shall be liable for and shall pay all Taxes (whether assessed or unassessed) that are not Assumed Liabilities and are applicable to the Business and the Assets, in each case attributable to taxable years or periods ending on or prior to the Closing Date and, with respect to any taxable year or period beginning on or before and ending after the Closing Date (the “Straddle Period”), the portion of such Straddle Period ending on and including the Closing Date. Purchaser shall be liable for and shall pay all Taxes (whether assessed or unassessed) applicable to the Business, the Assets and the Assumed Liabilities that are attributable to taxable years or periods beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date; provided, that Purchaser shall not be liable for any Taxes for which the Seller is liable pursuant to Section 6.01(b). For purposes of this Section 6.01, any Straddle Period shall be treated on a “closing of the books” basis as two partial periods, one ending at the close of the Closing Date and the other beginning on the day after the Closing Date, except that real property Taxes, personal property Taxes or similar ad valorem obligations shall be allocated on a daily basis.

(b) Notwithstanding Section 6.01(a), any sales Tax, use Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Business, the Assets or the Assumed Liabilities shall be paid by the Seller. The Purchaser agrees to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from ( or otherwise reduce), or file Tax Returns with respect to, such Taxes.

SECTION 6.02 Reimbursement. The Seller and the Purchaser, as the case may be, shall provide reimbursement for any Tax paid by one party (the “Reimbursed Party”) all or a portion of which is the responsibility of the other party (the “Reimbursing Party”) in accordance with the terms of this Section 6.02. Within a reasonable time prior to the payment of any such Tax or, in the case of a Tax that has been paid prior to the Closing, a reasonable time prior to the Closing, the party paying such Tax shall give notice to the other party of the Tax payable and the portion which is the liability of each party. Notwithstanding the preceding sentence, in the event that the Reimbursed Party receives written notice of any pending or threatened tax examination, audit or other administrative or judicial proceeding (a “Tax Contest”) that could reasonably be expected to result in a reimbursement obligation of the Reimbursed Party pursuant to this Section 6.02, the Reimbursed Party shall notify the Reimbursing Party in writing within thirty (30) calendar days of receipt of such notice. If the Reimbursed Party fails to provide such notice to the Reimbursing Party, it shall not be entitled to reimbursement for any Taxes arising in connection with such Tax Contest, but only to the extent, if any, that such failure or delay shall have adversely affected the Reimbursing Party’s ability to defend against, settle, or satisfy any action, suit or proceeding against it, or any damage, loss, claim or demand for which the Reimbursed Party is entitled to reimbursement hereunder. If a Tax Contest relates to any Taxes for which the Reimbursing

Party is liable in full hereunder, the Reimbursing Party may at its expense control the defense and settlement of such Tax Contest. If the Reimbursing Party declines to control the defense of any Tax Contest, then the Reimbursed Party may control such Tax Contest; provided, that the Reimbursed Party shall not agree to any settlement thereof without the written consent of the Reimbursing Party, which shall not be unreasonably withheld. The party not in control of the defense shall have the right to be kept fully informed of any material developments and receive copies of all correspondence and shall have the right to observe the conduct of any Tax Contest (through attendance at meetings) at its own expense, including through its own counsel and other professional experts. The Reimbursed Party and the Reimbursing Party shall jointly represent and control any Tax Contest relating to Taxes for a Straddle Period, and fees and expenses related to such representation shall be paid proportionately by the Reimbursed Party and the Reimbursing Party.

SECTION 6.03 Cooperation. After the Closing Date, each of the Seller and the Purchaser shall:

(a) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing;

(b) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Business or the Assets;

(c) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Business or the Assets;

(d) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments relating to Taxes of the Business or the Assets for taxable periods for which the other may have a liability under this Section 6.01; and

(e) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

SECTION 6.04 Perpetuity. Notwithstanding anything to the contrary in this Agreement, the obligations of the parties set forth in this Article VI shall remain in effect without limitation as to time.

ARTICLE VII

EMPLOYEE MATTERS

SECTION 7.01 Offer of Employment; Continuation of Benefits.

(a) Effective on the Closing Date, Purchaser shall make offers of employment to all persons employed by the Seller, on the day immediately preceding the Closing Date as set forth on Section 7.01(a) of the Disclosure Schedule (the “US Employees”, and any such person who accepts such offer of employment, a “Transferred Employee”), it being agreed that US Employees on short-term (up to six (6) months) medical disability (including pregnancy leave) or other leaves of absence and employees who have a right to return to work, are to be considered actively employed by the Seller.

(b) Effective on the Closing Date, all persons employed by Biometrica FRG (the “Biometrica FRG Employees”) shall as a result of this Agreement continue to be employees of Biometrica FRG, albeit under the indirect control of Purchaser. The employment agreement of the Biometrica FRG Employees will not be affected by transactions contemplated by this Agreement. The benefit of the current working conditions of the Biometrica FRG Employees will also not be affected by this Agreement.

(c) Transferred Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by the Purchaser in which each Transferred Employee may be eligible to participate on or after the Closing Date to the same extent recognized by the Seller under comparable Plans immediately prior to the Closing Date. Each Transferred Employee shall be credited under such plan, program or arrangement for service accrued or deemed accrued on or prior to the Closing Date with the Seller; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(d) Effective as the Closing Date, the Seller shall cease to employ the US Employees and take such action as may be reasonably necessary to cause the US Employees to cease active participation in all Plans not assumed by Purchaser as provided below.

(e) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by the Purchaser (“Purchaser Benefit Plans”) in which a US Employee may be eligible to participate on or after the Closing Date, the Purchaser shall waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, all waiting period requirements or any similar provisions with respect to participation and coverage requirements applicable to each Transferred Employee under any Purchaser Benefit Plan to the same extent waived under a comparable Plan. Purchaser shall provide each Transferred Employee with the number of his or her unused accrued vacation days and personal/sick days outstanding as of the Closing Date.

(f) As soon as reasonably practicable, but in any event, within six (6) months following the Closing Date, Purchaser shall establish a defined contribution plan with a cash or deferred arrangement (“Purchaser’s 401(k) Plan”) covering Transferred Employees (the “Eligible Transferred Employees”) who, immediately prior to the Closing Date, participated in the Harvard Bioscience, Inc. 401(k) Plan (“Parent’s 401(k) Plan”).

(g) As soon as reasonably practicable, but in any event, within one (1) month after the establishment of Purchaser’s 401(k) Plan, Parent will cause the trustee of the trust under the Parent’s 401(k) Plan to transfer to the trust under the Purchaser’s 401(k)

Plan an amount, in cash, equal to the fair market value, determined as of the date of such transfer, of the aggregate account balances under the Parent’s 401(k) Plan of those Eligible Transferred Employees who were participants in the Parent’s 401(k) Plan immediately prior to the Closing Date. On or before the Closing Date, Seller shall contribute to the accounts of Eligible Transferred Employees who are participants in the Parent’s 401(k) Plan all amounts required by Seller, the Parent’s Plan or applicable Law, to be contributed with respect to Eligible Transferred Employees on account of any period prior to the Closing Date.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Obligations of the Seller and Parent. The obligations of the Seller and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, in each case except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects and (iii) the Seller and Parent shall have received a certificate dated as of the Closing Date from the Purchaser certifying the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer;

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions;

(c) Consents. All necessary consents and approvals to consummate the transactions contemplated under this Agreement shall have been obtained by Parent and the Seller; and

(d) Ancillary Agreements. The Ancillary Agreements shall have been duly executed and delivered by the Purchaser and such other Parties other than the Seller and Parent and shall be in full force and effect.

(e) Funding of Purchaser. Purchaser shall have raised at least $200,000 in equity financing (without the incurrence of any indebtedness) prior to Closing. Purchaser shall have provided evidence of such financing in writing to the Seller and Parent, which evidence shall be satisfactory to the Seller and Parent, in their sole discretion.

SECTION 8.02 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Seller and Parent contained in this Agreement (A) that are not qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct as of the Closing, in each case other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller and Parent at or before the Closing shall have been complied with in all material respects, (iii) the Purchaser shall have received a certificate dated as of the Closing Date from each Seller and Parent certifying the matters set forth in clause (i) and (ii) above with respect to each respective Seller and Parent signed by a duly authorized officer of each Seller and Parent;

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; and

(c) Ancillary Agreements. The Ancillary Agreements shall have been duly executed and delivered by the Seller and Parent or their Affiliates party thereto and shall be in full force and effect.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01 Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive for a period of twelve (12) months after the Closing; provided that any claim made with reasonable specificity by the party seeking to be indemnified within the time period set forth in this Section 9.01 shall survive until such claim is finally and fully resolved; provided however that the representations and warranties set forth in Sections 3.07 (Taxes) and 3.08 (Brokers) shall survive until the expiration of the applicable statute of limitations for claims with respect to such matters (including all periods of extension, whether automatic or permissive).

SECTION 9.02 Indemnification by the Seller and Parent. The Seller and Parent jointly and severally shall indemnify and hold harmless the Purchaser and their respective directors, officers, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) for and against all Losses arising out of or resulting from: (a) the breach of any representation or warranty contained in Sections 3.02, 3.07 and 3.08 made by the Seller or Parent contained in this Agreement; (b) the breach of any covenant or agreement by the Seller or Parent contained in this Agreement; or (c) the Excluded Liabilities, or the Seller’s or Parent’s failure to perform, pay or discharge any Excluded Liability prior to or following the Closing.

SECTION 9.03 Indemnification by the Purchaser. The Purchaser shall indemnify and hold harmless the Seller, Parent and their respective directors, officers, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) for and against any and all Losses, arising out of or resulting from: (a) the breach of any representation or warranty made by the Purchaser contained in this Agreement; (b) the breach of any covenant or agreement by the Purchaser contained in this Agreement; (c) the Assumed Liabilities, or Purchaser’s failure to perform, pay or discharge any Assumed Liability following the Closing; (d) any claim or cause of action by any Transferred Employee arising from the transactions contemplated by this Agreement, or (e) any claim or cause of action by any Person arising after the Closing against any Seller Indemnified Party with respect to the operations of the Business on or after the Closing Date.

SECTION 9.04 Limits on Indemnification.

(a) No claim may be asserted nor may any Action be commenced against any party for breach of any representation or warranty contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation or warranty on which such claim or Action is based ceases to survive as set forth in Section 9.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) no party hereto shall have any Liability under any provision of this Agreement or any Ancillary Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement or any Ancillary Agreement; and (ii) in the event a party hereto establishes prior to the Closing that any of the representations and warranties to survive the Closing in accordance with Section 9.01 are not true and correct as of the Closing, its sole and exclusive remedy with respect to any such breach shall be to not close the transaction if any such breach results in the nonsatisfaction of any of the conditions contained in Article VIII and no indemnification pursuant to Article IX shall be available in connection therewith; and (iii) no breach by the Seller or Parent of any representation, warranty, covenant or agreement in this Agreement shall be deemed to be a breach of this Agreement for any purpose hereunder, and neither the Purchaser nor any Affiliate of the Purchaser shall have any claim or recourse against the Seller with respect to such breach, under this Article IX or otherwise, if the Purchaser or any Affiliate of the Purchaser had, prior to the execution of this Agreement, actual knowledge of such breach.

(c) For all purposes of this Article IX, “Losses” shall be net of (i) any insurance or other recoveries payable to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification or (ii) any Tax benefit available to the Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses (including the net present value of any Tax benefit arising in subsequent taxable years, calculated using the applicable short-term federal rate as defined in Section 1274(d) of the Code or any successor provision and assuming the highest applicable combined statutory rate of Tax then in effect).

SECTION 9.05 Notice of Loss; Third Party Claims.

(a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article IX, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 9.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.

(c) In the event of a Third Party Claim, the Purchaser, on the one hand, and the Seller and Parent, on the other, shall at all times cooperate with each other in a reasonable manner to permit the Purchaser, the Seller and Parent, as the case shall be, to discharge their respective obligations under this Article, including by providing access at reasonable times or reasonable request to the books and records of the Seller, Biometrica FRG and Parent; provided, that no failure or alleged failure by either the Purchaser or the Seller and Parent to cooperate shall be asserted by the other Party as a defense to such Party’s obligations under this Article unless the Party seeking cooperation has notified the other Party in reasonable detail of the cooperation sought and the other Party has failed to provide the cooperation sought (or explained why such cooperation is not feasible) within thirty (30) days after receipt of such notice. In fulfilling its obligations to cooperate under this Section, no Party shall be required to incur more than $1,500 in out of pocket costs unless reimbursement is provided in advance by the Party seeking cooperation.

SECTION 9.06 Remedies. The Purchaser and the Seller and Parent acknowledge and agree that (a) following the Closing, the indemnification provisions of Section 9.02 and Section 9.03 shall be the sole and exclusive remedies of the Purchaser, the Seller and Parent for any breach by any other party of the representations and warranties in this Agreement and for any failure by any other party to perform and comply with any covenants and agreements in this Agreement other than the obligations of the Seller to perform and discharge the Excluded Liabilities, except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the parties hereto shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity, and (b) anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser, the Seller or Parent after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event that could reasonably be expected to give rise to any Losses.

SECTION 9.07 Right of Offset. Notwithstanding any other provision of this Agreement, the Purchaser shall have the right (but not the obligation) to offset against any Earn-Out Notes any amounts alleged in good faith by the Purchaser to be due and owing to the Purchaser by the Seller pursuant to this Agreement (including in particular pursuant to Section 9.02 and any Excluded Liability) or any Ancillary Agreement, provided that the Purchaser obtains Seller’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)	if to Seller or Parent:

Harvard Bioscience, Inc.

84 October Hill Road

Holliston, MA 01746

Facsimile: (508) 429-8478

Attention: President

with a copy to:

Jaffe, Raitt, Heuer, & Weiss, P.C.

27777 Franklin Road, Suite 2500

Southfield, Michigan 48034

Facsimile: (248) 351-3082

Attention: Sara M. Kruse

(b)	if to the Purchaser:

UBIO Acquisition Company

84 October Hill Road

Holliston, MA 01746

Facsimile: 508-893-8044

Attention: President

with a copy to:

McNamara & McCarthy, P.C.

65 William Street, Suite 250

Wellesley, MA 02481

Facsimile: (781) 237-8120

Attention: John J. McCarthy

SECTION 10.03 Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media unless required by Law or as deemed necessary or advisable by Parent’s counsel.

SECTION 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 10.05 Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Seller and Parent and the Purchaser (and any of its Affiliates) with respect to the subject matter hereof and thereof.

SECTION 10.06 Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Seller and Parent or the Purchaser (which consent may be granted or withheld in the sole discretion of Parent or the Purchaser), as the case may be; provided that any such assignment shall not relieve Purchaser of any of its obligations under this Agreement, and provided further that Parent shall be entitled to assign all of its rights and obligations hereunder without the consent of the Purchaser to any successor in interest.

SECTION 10.07 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and Parent and the Purchaser or (b) by a waiver in accordance with Section 10.08.

SECTION 10.08 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of another party, (b) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered by such other party pursuant hereto or (c) waive compliance with any of the agreements of another party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 10.09 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 10.10 Further Assurances. From time to time following the Closing, the Seller and Parent shall execute and deliver, or cause to be executed and delivered, to the Purchaser such other instruments of conveyance and transfer as the Purchaser may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, the Purchaser and put the Purchaser in possession of, any part of the Assets, and in the case of licenses, certificates, approvals, authorizations, agreements, contracts, leases, easements and other commitments included in the Assets. More specifically, Purchaser, Strack and Bogan, and such other appropriate employees of Purchaser as determined by Seller and Parent, shall assist and provide support to Seller and Parent in activities related to the closing of Seller’s fiscal quarter ended September 30, 2008 and such other activities necessary to comply with Parent’s reporting obligations under applicable securities laws.

SECTION 10.11 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without consideration of principles of conflicts or choice of laws. The German Transfer Agreement shall be governed by the laws of the Federal Republic of Germany.

SECTION 10.12 Dispute Resolution.

(a) All disputes, claims or controversies arising out of or relating to this Agreement, or any other agreement executed and delivered pursuant to this Agreement, or the negotiation, breach, validity or performance hereof and thereof, or the transactions contemplated hereby and thereby, that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before J.A.M.S/Endispute, Inc. in Boston, Massachusetts before a single arbitrator mutually agreeable to the parties hereto (the “Arbitrator”). If the parties are unable to agree upon a single Arbitrator within thirty (30) days after arbitration is demanded, each of Parent and the Purchaser shall select an accredited arbitrator, and such selected accredited arbitrators shall select a single arbitrator to serve as the Arbitrator. The parties agree that they shall instruct their selected arbitrators to select, to the extent possible, a single arbitrator with knowledge of or experience in the industry of the Business. The parties understand and agree that this arbitration shall apply equally to claims of fraud or fraud in the inducement.

(b) The parties covenant and agree that the arbitration shall commence no later than one hundred twenty (120) days after the date on which a written demand for arbitration is filed by any party hereto (the “Filing Date”). In connection with the arbitration proceeding, the Arbitrator shall have the power to order the production of documents or information by each party and any third-party witnesses. In addition, each party may take up to three depositions as of right, and the Arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. In connection with any arbitration, each party shall provide to the other, no later than twenty-one (21) Business Days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witnesses or experts. The Arbitrator’s decision and award shall be made and delivered no later than one hundred and eighty (180) days from the date the arbitration process is commenced. The Arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability. The Arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages, interest or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

(c) The parties covenant and agree that they will participate in the arbitration in good faith and that they will (i) bear their own attorneys’ fees, costs and expenses in connection with the arbitration, and (ii) share equally in the fees and expenses charged by the Arbitrator. Any party unsuccessfully refusing to comply with an order of the Arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award. Nothing contained in this Section 10.12 shall be construed to limit or preclude a party from bringing any action for specific performance or other equitable relief in a court of competent jurisdiction as provided in Section 9.06 above.

(d) Each of the parties hereto irrevocably and unconditionally consents to the jurisdiction of the state and federal courts located in the County of Suffolk in the Commonwealth of Massachusetts for the purposes of enforcing the arbitration provisions of this Section 10.12. Each party further irrevocably waives any objection to proceeding before any such courts based upon lack of personal jurisdiction or to the laying of the venue and further irrevocably and unconditionally waives any objection to proceeding before any such court on the grounds that it is an inconvenient forum. Each of the parties hereto hereby consents to service of process by registered mail at the addresses to which notices are to be given. Each of the parties hereto agrees that its submission to jurisdiction and its content to service of process by mail are made for the express benefit of the other parties hereto.

SECTION 10.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signatures to follow on next page]

IN WITNESS WHEREOF, the Seller, Parent and the Purchaser have caused this Agreement to be duly executed as of the date first written above.

PARENT:		PURCHASER:

HARVARD BIOSCIENCE, INC.		UBIO ACQUISITION COMPANY

By:	/s/ David Green	By:	/s/ David Strack
Name:	David Green	Name:	David Strack
Title:	President	Title:	President

SELLER:

UNION BIOMETRICA, INC.

By:	/s/ David Green
Name:	David Green
Title:	Treasurer

[Signature page to Asset Purchase Agreement]

Exhibit 1.01

German Transfer Agreement

Exhibit 2.01

Form of Earn-Out Promissory Note

Exhibit 2.07

Earn-Out

See attached

Exhibit 5.05

Sublease

Exhibit 5.06

Security Agreement

Exhibit 5.07

Form of Intercreditor Agreement